

August 17, 2011

Via E-Mail
Mr. Roger S. Manny
Executive Vice President and Chief Financial Officer
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102

> **Re:** **Range Resources Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed April 27, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed July 26, 2011**
> **Form 8-K filed on May 5, 2011**
> **File No. 1-12209**

Dear Mr. Manny:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing(s), by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing(s) and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   You discuss throughout your filing that you utilize hydraulic fracturing (fracking) in your operations as means to maximize the productivity of your wells. Please tell us, with a view for disclosure:

- The anticipated costs and funding associated with fracking activities; and
- Whether there have been any incidents, citations, or suits related to your fracking operations for environmental concerns, and if so, what has been your response.
- In this regard, we notice that you have been cited a number of times by the Pennsylvania Department of Environmental Protection for, among other things, discharge of pollutional materials, stream discharge and failure to properly store, transport, process or dispose of residual waste. With a view towards possible disclosure, tell us what steps you have taken to correct such occurrences.

2.   In regard to your fracking operations, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- Have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;
- Monitor the rate and pressure of the hydraulic fracturing treatment in real time for any abrupt change in rate or pressure and/or detection of fluid leak-off;
- Evaluate the environmental impact of additives to the hydraulic fracturing fluid, including disclosure of all chemicals involved, in the volume/concentration and total amounts utilized;
- Perform a baseline assessment of nearby water sources, and have the capability to monitor for, and potentially detect, these chemicals in local water supplies; and
- Minimize the use of water and/or dispose of the flowback water in a way that minimizes the impact to nearby surface water.

3.   Please provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin where hydraulic fracturing is a method you use.

4.   At an appropriate place in the MD&A discussion or elsewhere, please disclose the scope and limits of your insurance coverage with respect to pollution liability.

5.   We note that in a risk factor on page 18 you disclose that Pennsylvania, among other states, has adopted a variety of well construction, set back, and disclosure regulations limiting how fracturing can be performed and requiring various degrees of chemical disclosure. Considering that the majority of your reserves and production currently comes from properties in Pennsylvania, please discuss Pennsylvania's regulations in greater detail and any impact on your operations. In this regard, for example, we note

that the Pennsylvania Department of Environmental Protection recently mandated that all Marcellus Shale natural gas drilling operators cease by May 19, 2011 delivering wastewater from shale gas extraction to 15 facilities that previously accepted it. Also, we note that the Pennsylvania Governor's Marcellus Shale Advisory Commission released its report on July 22, 2011, which, for instance, has proposed a series of initiatives to protect groundwater. In this regard, we note that in response to a question during your second quarter earnings conference call, your CEO John Pinkerton discussed that while there were not any major surprises in this report, "now the hard work starts. You've got to take those recommendations and turn them into something."

Marketing and Customers, page 5

6.   You indicate, here and elsewhere, that you hedge "a substantial but varying portion" of your production. Expand your discussion under MD&A to quantify the term "substantial" for each of the periods you discuss.

Reserve Estimation, page 25

7.   You describe the services performed by the independent consultants as a "review." However, in their reports, they indicate that they performed a "reserve audit." A process review is different than a reserves audit. Revise your disclosure to be consistent with the third party reports and summarize the nature of the work performed. See Part IV.B.3.d, e and f of Securities Act Release 33-8995.

Financial Statements

Note 11 – Fair Value Measurements, page F-27

8.   We note your disclosures indicating that the Barnett properties did not meet held-for-sale criteria as of December 31, 2010 and see that you began presenting these assets as held-for-sale in the financial statements for the quarter ended March 31, 2011 in Form 10-Q. Please tell us why you believe the Barnett assets did not meet the held-for-sale criteria as of December 31, 2010, providing details sufficient to understand how your conclusion is consistent with FASB ASC paragraph 360-10-45-9.

Exhibits 23.2-23.4

9.   We note that you have filed the consents of your third party petroleum engineers. However, insofar as the Exchange Act does not provide for the filing of a consent, you should not include text which may be read to suggest otherwise. If you attach the consent of your third party petroleum engineers as exhibits to your annual report, any consent needs to make clear that it is only referring to the consent for the report to be

incorporated by reference into filings under the Securities Act of 1933. Please obtain and file revised consents.

Form 8-K filed on May 5, 2011

Exhibit 99.1

Unaudited Consolidated Pro Forma Financial Statements

10.   We note that you include pro forma financial information to illustrate the effect of the sale of your Barnett Shale assets on your historical financial position and operating results. To the extent this disposition includes quantifiable reserves as defined by FASB ASC Section 932-360-20, please also provide pro forma reserve data as of March 31, 2011 and pro forma production quantities for the interim and annual periods presented.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 1

Marketing and Customers, page 5

11.   We note your statement, "[c]urrently, there is little demand, or facilities to supply the existing demand, for ethane in the Appalachian region so, for our Appalachian production volumes, ethane remains in the natural gas stream." Please explain to us the risk that the retained ethane will cause the natural gas stream to be non-compliant with pipeline specification. Address the portion of your proved reserves affected.

Properties, page 20

12.   We note that, while your website presents four maps of your operating areas, there are no maps disclosed in your document for your principal properties. Please expand your property descriptions to include the Nora area and appropriate maps.

Proved Undeveloped Reserves (PUDS), page 26

13.   We note the additions by drilling (on page F-41) to your year-end 2010 proved undeveloped reserves – 1,149 BCFE – and the 2010 total proved drilling additions – 1,410 BCFE. The proved developed drilling additions are the difference between these figures – about 261 BCFE – and appear to be attributable to the 260 net producing wells you drilled in 2010. With reasonable detail, including representative maps, please

illustrate to us the methodology you used to attribute PUD reserves to locations not adjacent to productive wells in the Marcellus shale play.

14.   Please submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet format - you used as the basis for your 2010 <u>Marcellus shale</u> proved reserve disclosures. The reports should include:

   a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
   c) Individual income forecasts for each of the three largest (net equivalent reserve basis) wells in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD locations;
   d) Individual income forecasts for each of three median properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD locations;
   e) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of these 12 properties.
   f) Narratives and engineering exhibits (e.g. performance plots, volumetric calculations) for the three largest 2010 reserve revisions – both negative and positive - caused by <u>performance</u>, not economics, in the Marcellus shale play.
   g) Hindsight analyses and comparison of the amalgamated estimated ultimate reserves for all your Marcellus PUD locations booked at year-end 2009 that were drilled in 2010. Include brief narratives and base maps reconciling the three largest PUD reserve estimates in this group to their current estimates. Address your corporate methodology for eliminating any significant sources of error here.

15.   With reasonable detail, please explain to us the:

   - Terminal net decline rates employed in the proved reserve estimates for your Marcellus shale play, the technical support for them (including analogy fields) and the effect of increasing/decreasing the decline rates by 25% on Estimated Ultimate Recovery and economic well life;

   - Results of your Marcellus shale refracture treatments, if any, as well as provisions for such future treatments.

Notes to Consolidated Financial Statements, page F-10

Proved developed and undeveloped reserves, page F-41

16.   We note large increases to your proved reserves in each of the last three years. FASB
        ASC paragraph 932-235-50-5 requires the "appropriate explanation of significant
        changes" to proved reserves. Please expand your discussion to comply with ASC 932.

Exhibit 99.1 and Exhibit 99.3

17.   We note the statement on page 25 that your third party engineers comply with the
        professional qualifications per the Standards Pertaining to the Estimating and Auditing of
        Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.
        Item 1202(a)(7) of Regulation S-K specifies that the qualifications of the technical person
        responsible for overseeing a reserves audit be disclosed. Please present third party
        engineering reports that include the particular qualifications of the engineer primarily
        responsible for the reserves audit.

Exhibit 99.2

18.   Please present a third party engineering report that includes the purpose for which the
        report was prepared and the location of the properties audited as specified in Item
        1202(a)(8) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if
you have questions regarding comments on the financial statements and related matters.   You
may contact Ron Winfrey, Petroleum Engineer, at (202) 551- 3704 with questions about

engineering comments. Please contact Kevin Dougherty at (202) 551- 3271, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director